Exhibit (a)(5)(C)

Incipio Commences Tender Offer for Skullcandy

IRVINE, CA — Incipio, LLC (“Incipio”) today announced that its direct wholly-owned subsidiary, Powder Merger Sub, Inc. (“Purchaser”), has commenced its previously announced tender offer for all outstanding shares of common stock of Skullcandy, Inc. (NASDAQ: SKUL) (“Skullcandy”) at a price of $5.75 per share, net to the seller in cash, without interest and less any required withholding taxes. The tender offer is being made in connection with the Agreement and Plan of Merger, dated June 23, 2016, by and among Incipio, Purchaser and Skullcandy.

The board of directors of Skullcandy has determined that the offer is fair, advisable and in the best interests of Skullcandy and its stockholders and recommends that the stockholders of Skullcandy accept the offer and tender their shares.

The tender offer is scheduled to expire at midnight EDT at the end of the day on Tuesday, August 2, 2016, unless extended.

Complete terms and conditions of the tender offer can be found in the Offer to Purchase, Letter of Transmittal and other related materials that will be filed by Incipio and Purchaser with the SEC on July 6, 2016. In addition, on July 6, 2016, Skullcandy will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC relating to the offer.

Copies of the Offer to Purchase, Letter of Transmittal and other related materials are available free of charge by contacting Innisfree M&A Incorporated, the information agent for the tender offer, toll-free at (888) 750-5834, and, when they become available, at the website maintained by the SEC at www.sec.gov. American Stock Transfer & Trust Company, LLC is acting as depositary for the tender offer.

About Skullcandy

Skullcandy creates world-class audio experiences through its Skullcandy® and Astro Gaming® brands. Founded at the intersection of music, sports, technology and creative culture, Skullcandy brand creates world-class audio and gaming products for the risk takers, innovators, and pioneers who inspire us all to live life at full volume. From new innovations in the science of sound and human potential, to collaborations with up-and-coming musicians and athletes, Skullcandy lives by its mission to inspire life at full volume through forward-thinking technologies and ideas, and leading edge design and materialization. Astro Gaming creates premium video gaming equipment for professional gamers, leagues, and gaming enthusiasts. Astro Gaming was founded in the pits of competitive gaming and has become synonymous with pinnacle gaming experiences.

About Incipio

Incipio is a global consumer technology solutions platform operating a diverse portfolio of owned and licensed brands at the intersection of design and functionality. Founded in Southern California in 1999, Incipio’s strategy begins with a passion for building amazing product and a commitment to serve its customers. Incipio’s portfolio of brands offers compelling solutions that meet the needs of today’s active mobile consumers, who demand more out of the products they use. For more information, please visit www.incipiogroup.com.

Additional Information

This news release and the description contained herein is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Skullcandy. Incipio and Purchaser intend to file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Skullcandy intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Skullcandy, Purchaser and Incipio intend to mail these documents to the stockholders of Skullcandy. THESE DOCUMENTS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND SKULLCANDY STOCKHOLDERS ARE URGED TO READ THEM CAREFULLY WHEN THEY BECOME AVAILABLE. Stockholders of Skullcandy

will be able to obtain a free copy of these documents (when they become available) and other documents filed by Skullcandy, Incipio or Purchaser with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders may obtain a free copy of these documents (when they become available) by contacting Innisfree M&A Incorporated, the information agent for the tender offer, toll-free at (888) 750-5834.

Forward Looking Statements

This press release contains forward-looking statements, which are generally statements that are not historical facts. Forward-looking statements can be identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans,” “will,” “outlook” and similar expressions. Forward-looking statements are based on management’s current plans, estimates, assumptions and projections, and speak only as of the date they are made. Skullcandy and Incipio undertake no obligation to update any forward-looking statement in light of new information or future events, except as otherwise required by law. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond the control of either company, including the following: (a) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (b) the inability to complete the transaction due to the failure to satisfy conditions to the transaction; (c) the risk that the proposed transaction disrupts current plans and operations; (d) difficulties or unanticipated expenses in connection with integrating Skullcandy into Incipio; (e) the risk that the acquisition does not perform as planned; and (f) potential difficulties in employee retention following the closing of the transaction. Actual results or outcomes may differ materially from those implied by the forward-looking statements as a result of the impact of a number of factors, many of which are discussed in more detail in the public reports of each company filed with the SEC.

Incipio Contact:

Kelly McElroy

(949) 236-7397

kmcelroy@incipio.com